Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We consent to the incorporation by reference in Registration Statements Nos. 333-46434 and 333-45373 on Form S-3 and Registration Statement Nos. 333-122477 and 333-123055 on Form S-8 of PHH Corporation (formerly a wholly-owned subsidiary of Cendant Corporation) of our report dated March 11, 2005 (which expresses an unqualified opinion and includes an explanatory paragraph with respect to the adoption of the fair value method of accounting for stock-based compensation and the consolidation provisions for variable interest entities in 2003) appearing in this Annual Report on Form 10-K of PHH Corporation for the year ended December 31, 2004.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 11, 2005